No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF February 2008

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    *         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On February 29, 2008, Honda ICVS Singapore Pte. Ltd., which is a consolidated subsidiary of Honda Motor Co., Ltd., decided today as follows with respect to dissolving itself.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Fumihiko Ike
Fumihiko Ike
Managing Director Chief Operating Officer for Business Management Operation Honda Motor Co., Ltd.

Date: February 29, 2008

[Translation]

February 29, 2008

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo
Takeo Fukui
President and Representative Director

Notice Concerning Dissolution of a Subsidiary

Honda ICVS Singapore Pte. Ltd. (the “Subsidiary”), which is a consolidated subsidiary of Honda Motor Co., Ltd. (the “Company”), decided today as follows with respect to dissolving itself.

Particulars

1.	Profile of the Subsidiary

Corporate Name:	Honda ICVS Singapore Pte. Ltd.

Location of Head Office:	Singapore, Republic of Singapore

Name of Representative:	Toshio Iwamoto

Description of Business:	R&D and experimental operation of ICVS (Intelligent Community Vehicle System)

Established:	February 2001

Capital:	3,400,000 Singapore dollars

Major Shareholder and its Ratio of Holdings:	Honda Motor Co., Ltd. 100%

2.	Reason for the Dissolution

Since March 2002, the Subsidiary has operated its “multi-port” car sharing business which required no reservations and offered users the ability to use or return the vehicle to or from any of the multiple ports, and thereby has provided its services placing the highest priority on customer satisfaction. However, the Company decided to discontinue the business and dissolve the Subsidiary based on the determination that it would be difficult to sustain the business with the current operating system.

3.	Schedule

The dissolution is intended to be completed by the end of July 2008.

4.	Impact on consolidated financial results of the Company

The impact on consolidated financial results of the Company will be immaterial.